                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                            U.S. HOMECARE CORPORATION
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)

                                   911819 10 0
                                 (CUSIP Number)


                                                With a copy to:
                                                Ellen B. Corenswet, Esq.
James Laird                                     Brobeck, Phleger & Harrison, LLP
111 Hemlock Hill Road                           1633 Broadway
New Canaan, Connecticut  06840                  New York, New York  10019
(203) 966-8126                                  (212) 581-1600

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 October 8, 1997
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement / /.

                        (Continued on following page(s))

                                Page 1 of 5 Pages

                         Exhibit Index Appears on Page 5

CUSIP No. 911819 10 0                                          Page 2 of 5 Pages


1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         James Laird

--------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER
         OF A GROUP                                                   (a) / /
                                                                      (b) /x/

--------------------------------------------------------------------------------

3        SEC USE ONLY

--------------------------------------------------------------------------------

4        SOURCE OF FUNDS                                            Inapplicable

--------------------------------------------------------------------------------

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                     / /
         IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION               United States

--------------------------------------------------------------------------------

                7        SOLE VOTING POWER                              0 shares
   NUMBER
     OF         ----------------------------------------------------------------
   SHARES
BENEFICIALLY    8        SHARED VOTING POWER                            0 shares
   OWNED
     BY         ----------------------------------------------------------------
    EACH
  REPORTING     9        SOLE DISPOSITIVE POWER                         0 shares
   PERSON
    WITH        ----------------------------------------------------------------

                10       SHARED DISPOSITIVE POWER                       0 shares

--------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON                                                         0 shares

--------------------------------------------------------------------------------

12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES               / /
         CERTAIN SHARES

--------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   0%

--------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON                 IN

--------------------------------------------------------------------------------

CUSIP No. 911819 10 0                                          Page 3 of 5 Pages


Item 1.  Security and Issuer.

                  This Statement on Schedule 13D relates to the Common Stock, $0.01 par value (the "Common Stock") of U.S. HomeCare Corporation, a New York corporation (the "Issuer"), whose principal executive offices are located at Two Hartford Square West, Hartford, Connecticut 06106.


Item 2.  Identity and Background.

                  This Statement is filed by James Laird (the "Reporting Person"). The following sets forth the Reporting Person's name, residence, and present principal occupation.

                  Name:                         James Laird

                  Residence or Business
                  Address:                      111 Hemlock Hill Road
                                                New Canaan, Connecticut  06840


                  Present Principal
                  Occupation:                   Business


                  During the five years prior to the date hereof, the Reporting Person (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.


                  Citizenship:                  United States


Item 3.  Source and Amount of Funds or Other Consideration.

                  (a)  Inapplicable.

Item 4.  Purpose of Transaction.

                  The Reporting Person disposed of all of the shares of Common Stock owned by the Reporting Person on October 8, 1997.

                  Although the Reporting Person has not formulated any definitive plans, he may from time to time acquire, or dispose of, Common Stock and/or other securities of the Issuer if and when he deems it appropriate. The Reporting Person may formulate other purposes, plans or proposals relating to any of such securities of the

CUSIP No. 911819 10 0                                          Page 4 of 5 Pages


Issuer to the extent deemed advisable in light of market conditions, investment policies and other factors.

                  Except as indicated in this Schedule 13D, the Reporting Person currently does not have plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.


Item 5.  Interest in Securities of the Issuer.

                  (a) The Reporting Person beneficially owns no shares of the Common Stock.

                  (b) Inapplicable.

                  (c) On October 6, 1997 the Reporting Person exercised options to purchase 692,000 shares of Common Stock at an exercise price of $0.15 per share (the "Options"). Pursuant to a net issue exercise of the Options the Reporting Person was issued 621,328 shares of Common Stock on October 6, 1997. On October 8, 1997 the Reporting Person sold 710,328 shares of Common Stock, including 89,000 shares of Common Stock previously held by the Reporting Person, at a sale price of $1.14 per share in a private transaction.

                  (d) Inapplicable.

                  (e) October 8, 1997.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

                  Inapplicable

Item 7.  Material to be Filed as Exhibits.

                  Inapplicable.

CUSIP No. 911819 10 0                                          Page 5 of 5 Pages


                                    SIGNATURE



                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  October 28, 1997




                                        By: /s/ James Laird
                                            ---------------
                                        Name:   James Laird